FY2005 Interim Consolidated Financial Results
                     (Prepared in accordance with U.S. GAAP)
                      (Six months ended September 30, 2005)


                                                                October 26, 2005

Company name                                       : Advantest Corporation
                                                     (URL http://www.advantest.co.jp/investors/)
Stock exchanges on which shares are listed         : Tokyo Stock Exchange
Stock code number                                  : 6857
Location of head office                            : Tokyo Prefecture
Company representative                             : Toshio Maruyama,  Representative Board Director, President and CEO
Contact person                                     : Hiroshi Nakamura, Manager, Accounting Department
                                                     (03) 3214-7500
Date of Board of meeting to approve the interim
financial results                                  : October 26, 2005
Adoption of U.S. GAAP                              : Yes


1. Consolidated Results of FY2005 Interim (April 1, 2005 through September 30, 2005)
(1) Consolidated Financial Results

--------------------------------------------------------------------------------------------------------------------------
                                  Net sales                    Operating income           Income before income taxes
--------------------------------------------------------------------------------------------------------------------------
                              Million yen                      Million yen                    Million yen
FY2005 interim                 107,099        (26.9%)           22,660           (49.3%)        24,502         (46.8%)
FY2004 interim                 146,589        135.3%            44,661           10.1 times     46,085          12.4 times
--------------------------------------------------------------------------------------------------------------------------
FY2004                         239,439                          60,719                          61,808
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
                                  Net income             Net income per share (basic)        Net income per share
                                                                                                   (diluted)
--------------------------------------------------------------------------------------------------------------------------
                              Million yen                              Yen                            Yen
FY2005 interim                   14,614       (47.5%)            158.06                           157.51
FY2004 interim                   27,814        11.3 times        282.96                           282.37
--------------------------------------------------------------------------------------------------------------------------
FY2004                           38,078                          389.54                           388.51
--------------------------------------------------------------------------------------------------------------------------

Note 1: There were no investments in affiliates that have been accounted for under the equity method in FY2005 interim, FY2004 interim and FY2004, respectively.
Note 2: Average number of shares outstanding on a consolidated basis was 92,458,229 shares during FY2005 interim, 98,295,932 shares during FY2004 interim and 97,750,345 shares during FY2004, respectively.
Note 3: No change in accounting policies during FY 2005 interim.
Note 4: The percentages shown in the above items including net sales and operating income are changes in comparison to the corresponding period of the previous fiscal year. The multiples shown for operating income, income before income taxes and net income are changes in comparison to the corresponding period of the previous fiscal year.

(2)  Consolidated Financial Position

--------------------------------------------------------------------------------------------------------------------------
                            Total assets         Stockholders' equity   Equity-to-assets ratio   Stockholders' equity
                                                                                                      per share
--------------------------------------------------------------------------------------------------------------------------
                                 Million yen             Million yen                       %                    Yen
FY2005 interim                     320,069                  222,602                      69.5               2,405.62
FY2004 interim                     349,951                  249,928                      71.4               2,542.41
--------------------------------------------------------------------------------------------------------------------------
FY2004                             296,769                  206,749                      69.7               2,236.97
--------------------------------------------------------------------------------------------------------------------------

Note: Outstanding number of shares on a consolidated basis at the end of each period was 92,534,082 in FY2005 interim, 98,303,393 in FY2004 interim and 92,423,615 shares in FY2004, respectively.

(3)  Consolidated Cash Flows

--------------------------------------------------------------------------------------------------------------------------
                           Cash flows from         Cash flows from         Cash flows from          Cash and cash
                        operating activities     investing activities    financing activities   equivalents at end of
                                                                                                        period
--------------------------------------------------------------------------------------------------------------------------
                                 Million yen             Million yen             Million yen            Million yen
FY2005 interim                      16,798                   (2,818)                 (1,531)                135,226
FY2004 interim                      44,545                   (5,308)                 (2,255)                139,911
--------------------------------------------------------------------------------------------------------------------------
FY2004                              90,327                   (8,250)                (63,036)                120,986
--------------------------------------------------------------------------------------------------------------------------

(4)  Scope of Consolidation and Equity Method
     Number of consolidated subsidiaries: 40 companies
     Number of unconsolidated subsidiaries: none
     Number of affiliates accounted for under the equity method: none

(5)  Changes in Scope of Consolidation and Equity Method
     Consolidated subsidiaries
         (Newly included)           1 company
         (Excluded)                 none
     Affiliates accounted for under the equity method
         (Newly included)           none
         (Excluded)                 none

2. Projected Results for FY2005 (April 1, 2005 through March 31, 2006)
--------------------------------------------------------------------------------
                     Net sales            Income before            Net income
                                          income taxes
--------------------------------------------------------------------------------
                    Million yen             Million yen             Million yen
FY2005                  240,000                  61,000                  37,000
--------------------------------------------------------------------------------
(Reference) Projected net income per share for the fiscal year: (Y)399.85

Figures presented in this Earning Digest have been rounded to the nearest million yen.
For a discussion of the assumptions and other factors upon which these projections are based, please refer to "Prospects for the Fiscal Year" appearing elsewhere in the document.




         Cautionary Statement with Respect to Forward-Looking Statements

         This document contains "forward-looking statements" that are based on Advantest's current expectations, estimates and projections. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Advantest's actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These factors include: (i) changes in demand for the products and services produced and offered by Advantest's customers, including semiconductors, communications services and electronic goods; (ii) circumstances relating to Advantest's investment in technology, including its ability to timely develop products that meet the changing needs of semiconductor manufacturers and communications network equipment and components makers and service providers; (iii) significant changes in the competitive environment in the major markets where Advantest purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (iv) changes in economic conditions, currency exchange rates or political stability in the major markets where Advantest procures materials, components and supplies for the production of its principal products or where its products are produced, distributed or sold. A discussion of these and other factors which may affect Advantest's actual results, levels of activity, performance or achievements is contained in the "Operating and Financial Review and Prospects", "Key Information - Risk Factors" and "Information on the Company" sections and elsewhere in Advantest's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

             Advantest Corporation - Consolidated (FY 2005 Interim)

1.      Management Policy

Advantest's Basic Management Policy
-----------------------------------

         Advantest believes that its philosophy of management is to support leading-edge technology at its forefront. Its basic management policy consists of the following elements: increasing corporate value, improving shareholder and customer satisfaction and achieving excellence.

Business Strategy
-----------------

         While maintaining "Measurements" as our core competence, Advantest intends to improve its corporate value by establishing an operation and finance structure that responds timely to changes in the global market, and also aims to increase market share by introducing fine products that will inspire the market demands of the next generation. To achieve these objectives, Advantest is driven to further strengthen its product development operations and improve production efficiency by selectively focusing on certain businesses, while strengthening its overseas operations and support system in the U.S., Europe and Asia.

         Further, Advantest seeks to increase the level of customer satisfaction by maximizing the functions of our test systems by providing them with a solution for businesses to improve business efficiency.

         On October 1, 2005, Advantest launched a company-wide initiative called "Activate 21". Not only does this initiative, which is set to end with FY2008, continue with the improvements and reforms initiated with "Initiative 21", which ended with the previous fiscal year, but also implements reforms that emphasizes cost and efficiency from a global perspective.

Target Financial Index
----------------------

         Advantest applies the "AVA" (Advantest Value Added), a financial index incorporating the concept of EVA(R) (Economic Value Added) *(1), as a significant performance indicator, along with profit margin, ROE and cash flows, to measure its business performance. Specifically, Advantest will continue to set the minimum return-on-investment ratio ("hurdle rate") for evaluating AVA at 8% and a mid-term target at 12% with an aim to increase corporate value and shareholder value.

       *(1)"EVA(R)" is a registered trademark of Stern Stewart & Co.

Basic Policy on Distribution of Profits
---------------------------------------

         Advantest believes that shareholder value is premised on the realization of long-term and continued growth in corporate value.

         With respect to the distribution of profits, Advantest has adopted a policy of maintaining consistent dividend payouts after taking into consideration of business performance and financial condition.

         Retained profits are research and development, streamlining efforts, overseas expansion and investing in new businesses to enable the strengthening of its business position and creation of corporate value.

Advantest's Views and Policies on Lowering its Investment Unit
--------------------------------------------------------------

         As part of its capital policy, Advantest has long recognized the importance of increasing the market liquidity of its shares, promoting long-term and stable holding of its shares among investors and expanding its investor base. Back in August 1995, the company reduced the minimum investment unit for its shares from 1,000 to 100 shares.

         As Advantest considers the current liquidity level of its shares to be sufficient and expects any further reduction of investment unit to require significant costs, it is cautious about implementing any further reductions and will do so only after careful consideration of prevailing market conditions, business performance, share prices and other factors.

Advantest's Basic View on Corporate Governance; Status of Implementation of
---------------------------------------------------------------------------
Corporate Governance
--------------------
[Advantest's Basic View on Corporate Governance]

         Advantest intends to strengthen its global competitiveness by enhancing information disclosure to all stakeholders, including its investors (shareholders) and customers.
[Status of Implementation of Corporate Governance]

(1)  Functions of the Company's Organization

         In order to ensure timely response to rapid changes in the business environment and to strengthen corporate governance, Advantest implemented the executive officer's structure and separates its decision-making functions and operational function.

         As the decision making body of the operation, the board of directors set the group's business policies and purpose, monitor and manage the operation of business, and delegate significant authority for executing operations speedily and efficiently.

         Advantest adopts a Board of Corporate Auditors system, and the Board of Corporate Auditors is comprised of 4 auditors (of which 2 are external auditors). Each auditor, based on the policies and plans adopted by the Board of Corporate Auditors, audit the board's fulfillment of its duties by attending significant meetings such as the Board of Directors meeting and investigating the company's business and finance.

(2) Status of the Internal Controls System, Risk Management System and Corporate Audit

         In order to strengthen the corporate structure for Corporate Social Responsibility, Advantest has implemented the "CSR (Corporate Social Responsibility) Committee" and placed under it the "Disclosure Committee", "Internal Controls Committee", "Environmental Policy Supervisory Committee", "Information Security Committee", "Human Rights Committee", "Human Resource Complaints Processing Committee", and "Behavior Norms Committee" that are expanding its activities. In particular, the "Internal Controls Committee" that was implemented in order to strengthen the Internal Controls process and risk management structure is taking measures to establish the three objectives of internal controls that are "Reliability of Financial Reports", "Compliance with the Law" and "Business Effectiveness and Efficiency". Also, the Auditing Group with an internal audit responsibility monitors the internal controls procedures and its application on a daily basis and identifies comments and advises improvement as part of operational audit. Furthermore, the Auditing Group, Board of Corporate Auditors and outside audit firm coordinate amongst each other, exchange information regarding audit schedule, audit status and internal controls, and conduct meetings periodically and whenever necessary.

         Advantest's basic principle is to conduct business with high ethical standards, integrity and social justice. As such, Advantest has developed the "Advantest Behavior Norms" and in the "Code of Ethics for Officers", Advantest clarified that the officers will act with integrity and ethically. In April 2005, in response to applicable regulations and to achieve a higher level of consciousness about ethical value, the "Advantest Behavior of Norms" was revised, and the "Corporate Ethics Helpline" was established to handle comments, reports and to advise regarding accounting, internal controls, and audit. Also the "Behavior Norms Committee" was established to strengthen compliance.

Matters Relating to Parent Companies
------------------------------------

         Advantest does not have a parent company as of the end of this interim period.


2.   Business Results and Financial Condition

(1) Business Results

Interim Fiscal Period Results
-----------------------------

         During this interim fiscal period, although inventory control in the IT related industries continued during the first half of this interim period, Advantest's operating environment was favorable, as stimulated by the strong demand for consumer digital products and personal computers, particularly notebooks computers, and due to the trend towards recovery in capital expenditures by the semiconductor industry. In particular, the increased demand for portable audio players worldwide and the spread of flat screen television led to an increase in semiconductor sale. In addition, the trend towards a weaker yen in currency exchange was a positive factor.

         Under this environment, Advantest made concentrated efforts to increase orders input received and expand sales through the timely introduction of new products that meet customers' demands. Advantest continued to make efforts to improve productivity and profitability through reorganization of its manufacturing operations, as well as by implementing measures to further reduce lead-time and to reduce costs.

         As a result of the above, as compared to the corresponding interim period of the previous fiscal year, during which Advantest achieved the highest net sales of any interim period, orders input received decreased by 2.9% to
(Y)121.6 billion, net sales decreased by 26.9% to (Y)107.1 billion, net income before income taxes decreased by 46.8% to (Y)24.5 billion, and interim net income decreased by 47.5% to (Y)14.6 billion. As compared to the second half of the previous fiscal year, however, Advantest returned to an increase in profit and an increase in income as orders input received increased by 18.9%, net sales increased by 15.3%, net income before income taxes increased by 55.8%, and interim net income increased by 42.4% indicating a recovery trend. Overseas sales as a percentage of total sales were 67.7%, as compared with 74.3% in the corresponding interim period of the previous fiscal year.


Condition of Business by Segment
(Semiconductor and Component Test System Segment)

         In this segment, as inventory adjustment by IT related industries approached completion, and demand for new test systems increased as a result of increased production of semiconductors.

         In the memory test system market, due to increased production of NAND type flash memory used in products such as portable audio players, sales in flash memory test systems remained strong domestically and overseas. With respect to DRAM test systems, sales remained strong due to respective sales in high-speed memory semiconductor test system for DDR2, a high-speed, high-efficiency and memory test systems for DRAM for consumer digital products in certain geographic areas.

         In the market of non-memory semiconductor test system, stimulated by strong sales in personal computers, sales of the T2000, a test system compatible with OPENSTAR(R)*(2), was very strong. In addition, sales in SoC semiconductor test system for game devices and devices used in consumer digital products and sales of test systems for LCD driver IC remained positive domestically and in Taiwan. With respect to other test systems, sales of test systems for CCD, used in digital cameras, and the test systems for semiconductors related to automobiles remained steady.


         As a result of the above, orders input received was (Y)93.7 billion (2.5% decrease in comparison to the corresponding interim period of the previous fiscal year), sales was (Y)80.8 billion (28.6% decrease) and operating income was (Y)21.0 billion (44.4% decrease).

(Mechatronics System Segment)

         Stimulated by the positive sales of the T2000 and non-memory test systems for digital consumer products, sales in non-memory semiconductor test handlers remained steady. Sales of memory test handlers was weaker due to a lag in the sales of DRAM test systems. On the other hand, sales of device interface products was steady, due to the increased demand for flash memory semiconductor and semiconductor for SoC.

         As a result, orders input received was (Y)21.7 billion (12.1% decrease in comparison with the corresponding interim period of the previous fiscal year), sales was (Y)20.5 billion (27.1% decrease) and operating income was
(Y)4.6 billion (53.9% decrease).

(Services, Support and Others Segment)

         In this segment, orders input received was (Y)9.1 billion (9.7% decrease in comparison with the corresponding interim period of the previous fiscal year), sales was (Y)8.5 billion (21.5% decrease) and operating income was (Y)1.9 billion (154.9% increase).

     *(2)OPENSTAR(R): The name of an open architecture standard published by the STC (Semiconductor Testing Consortium, Inc.). OPENSTAR(R) is a registered trademark or a trademark of STC in the United States, Japan and other countries.


Distribution of Profits

         As described above, sales in this interim fiscal period indicate a trend towards recovery. Due to potential uncertainties affecting its operating environment, however, Advantest decided, based on its profit distribution policy described above to distribute an interim dividend of (Y)25 per share.


Prospects for the Fiscal Year
-----------------------------

         Regarding its operating environment in the upcoming fiscal year, Advantest expects to see expanded volume and application of flash memory used for digital cameras or portable audio players, and a continuing increase in the demand for non-memory semiconductors for consumer digital products. With respect to DRAM, Advantest expects a rapid shift to DDR2 for servers and high-tech personal computers. Furthermore, continued active capital expenditures relating to 300mm wafers by the semiconductor manufactures and foundries are expected.

         On the other hand, restrained capital expenditures as a result of poor supply and demand balance, an issue unique to the semiconductor market, increased prices of raw materials such as oil, currency risk attributable to a strong yen, and strengthened downward pressure on prices as a result of the above-mentioned factors may affect our results.

         In order to respond to these conditions, Advantest plans to continue its efforts to increase orders input received and expand sales through the timely introduction of new products that meets customers' needs by strengthening marketing and development structure. To further strengthen its cost competitiveness, Advantest will make continued efforts to improve profitability by reviewing its operational process company wide and improving manufacturing efficiency.

         As a result of the above, Advantest's current estimates for the full year are as follows:

    (Consolidated)                                                                             (million yen)
---------------------------------------------------------------------------------------------------------------
                                              Net Sales          Income before income         Net Income
                                                                        taxes
---------------------------------------------------------------------------------------------------------------
Previous forecast (A)                           240,000                  60,000                  37,000
(as of April 26, 2005)
---------------------------------------------------------------------------------------------------------------
Revised forecast (B)                            240,000                  61,000                  37,000
---------------------------------------------------------------------------------------------------------------
Increase / decrease (B-A)                             0                   1,000                       0
---------------------------------------------------------------------------------------------------------------

    (Non-Consolidated)(Parent Company only)                                                     (million yen)
---------------------------------------------------------------------------------------------------------------
                                              Net Sales            Ordinary income            Net Income
---------------------------------------------------------------------------------------------------------------
Previous forecast (A)                           205,000                  44,000                  28,000
(as of April 26, 2005)
---------------------------------------------------------------------------------------------------------------
Revised forecast (B)                            210,000                  48,000                  31,000
---------------------------------------------------------------------------------------------------------------
Increase / decrease (B-A)                         5,000                   4,000                   3,000
---------------------------------------------------------------------------------------------------------------


Profit Distribution Forecast

         Based on the prospects for the upcoming fiscal year and the profit distribution policy described above, Advantest expects to distribute an interim dividend of (Y)25 per share (or (Y)50 per share for the fiscal year including an interim dividend of (Y)25 per share), as originally forecasted.

(2) Financial Condition

         Cash and cash equivalents held at September 30, 2005 were (Y)135.2 billion, an increase of (Y)14.2 billion from March 31, 2005. Significant cash flows during this interim fiscal period and their causes are described below.

         Net cash provided by operating activities was an inflow of (Y)16.8 billion. This amount was primarily attributable to net income of (Y)14.6 billion.

         Net cash used in investing activities were an outflow of (Y)2.8 billion. This amount was primarily attributable to capital expenditures of
(Y)4.0 billion, purchase of investment securities of (Y)1.9 billion and proceeds from sale of investment securities of (Y)3.0 billion.

         Net cash used in financing activities was an outflow of (Y)1.5 billion. This amount was primarily attributable to the payment of dividends ((Y)2.3 billion) and proceeds from sale of treasury stock of (Y)0.8 billion.

                           Advantest Corporation - Consolidated (FY2005 Interim)

Interim Consolidated Financial Statements and other information

 Interim Consolidated Balance Sheets

--------------------------------------------------------------------------------------------------------------------------
                                                   FY2004 interim          FY2005 interim            Summarized balance
                                                                                                      sheet of FY2004
                                              (As of September 30, 2004) (As of September 30, 2005) (As of March 31, 2005)
--------------------------------------------------------------------------------------------------------------------------
                                                  Amount                    Amount                    Amount
                                                   (in     Percentage        (in      Percentage       (in     Percentage
                                                  million      (%)          million       (%)         million      (%)
                                         Notes     yen)                      yen)                      yen)
--------------------------------------------------------------------------------------------------------------------------

  (Assets)
   Cash and cash equivalents                      139,911                   135,226                   120,986

   Trade accounts receivable, less         *1      86,222                    59,038                    56,702
   allowance for doubtful accounts
   Inventories                                     32,687                    34,471                    29,585

   Deferred tax assets                             12,411                    15,329                    13,673

   Other current assets                             2,504                     4,156                     2,985
                                               ------------              ------------              ------------
      Total current assets                        273,735       78.2        248,220     77.6          223,931       75.5

   Investment securities                 Note 4     6,882        2.0          7,687      2.4            7,772        2.6

   Property, plant and equipment, net    *2 *3     51,938       14.8         51,423     16.1           51,364       17.3

   Deferred tax assets                             11,781        3.4          7,629      2.4            8,438        2.9

   Intangible assets, at cost, less                 3,334        1.0          2,930      0.9            3,090        1.0
   accumulated amortization

   Other assets                                     2,281        0.6          2,180      0.6            2,174        0.7
                                               ------------              ------------              ------------
      Total assets                                349,951      100.0        320,069    100.0          296,769      100.0
                                               ------------              ------------              ------------
--------------------------------------------------------------------------------------------------------------------------

                           Advantest Corporation - Consolidated (FY2005 Interim)

--------------------------------------------------------------------------------------------------------------------------
                                                    FY2004 interim          FY2005 interim            Summarized balance
                                                                                                       sheet of FY2004
                                              (As of September 30, 2004) (As of September 30, 2005) (As of March 31, 2005)
--------------------------------------------------------------------------------------------------------------------------
                                                  Amount                    Amount                     Amount
                                                   (in     Percentage        (in      Percentage        (in     Percentage
                                                  million      (%)          million       (%)          million      (%)
                                          Notes    yen)                      yen)                       yen)
--------------------------------------------------------------------------------------------------------------------------
  (Liabilities)
   Current portion of long-term            *3       4,543                    20,047                    20,043
   debt

   Trade accounts payable                          24,985                    29,577                    23,196

   Income taxes payable                             5,025                     9,110                     7,278

   Accrued expenses                                 8,809                    11,039                    13,865

   Accrued warranty expenses                        4,746                     4,180                     4,090

   Deferred revenue                                 4,252                     4,654                     2,220

   Other current liabilities                        5,109                     2,923                     3,302
                                               ------------              ------------             -------------
     Total current liabilities                     57,469       16.4         81,530     25.5           73,994       24.9

   Long-term debt, excluding current       *3      20,062        5.7             15      0.0               40        0.0
   portion

   Accrued pension and severance cost              18,866        5.4         12,361      3.9           12,605        4.3

   Other liabilities                                3,512        1.1          3,561      1.1            3,381        1.1
                                               ------------              ------------             -------------
     Total liabilities                             99,909       28.6         97,467     30.5           90,020       30.3
                                               ------------              ------------             -------------

  (Minority interests)

   Minority interests                                 114        0.0              -        -                -          -

  (Stockholders' equity)

   Common stock                                    32,363        9.3         32,363     10.1           32,363       10.9

   Capital surplus                       Note 3    33,732        9.6         36,018     11.3           35,263       11.9

   Retained earnings                     Note 3   202,661       57.9        222,213     69.4          210,121       70.8

   Accumulated other comprehensive         *4      (6,157)      (1.8)       (2,865)     (0.9)          (4,878)      (1.6)
   income (loss)
   Treasury stock                                 (12,671)      (3.6)      (65,127)    (20.4)         (66,120)     (22.3)
                                               ------------              ------------             -------------
     Total stockholders' equity                   249,928       71.4        222,602     69.5          206,749       69.7
                                                                         ------------             -------------
     Total liabilities and                        349,951      100.0        320,069    100.0          296,769      100.0
     stockholders' equity
                                               ------------              ------------             -------------

--------------------------------------------------------------------------------------------------------------------------

                           Advantest Corporation - Consolidated (FY2005 Interim)

  (Notes)

-----------------------------------------------------------------------------------------------------------------------------
                                                   FY2004 interim               FY2005 interim                FY2004
                                                (As of September 30, 2004) (As of September 30, 2005) (As of March 31, 2005)
-----------------------------------------------------------------------------------------------------------------------------
                                                        Amount                      Amount                     Amount
                                                   (in million yen)            (in million yen)           (in million yen)
-----------------------------------------------------------------------------------------------------------------------------
   *1. Allowance for doubtful accounts                   2,472                       2,164                      2,174
-----------------------------------------------------------------------------------------------------------------------------
   *2. Accumulated depreciation on property,            66,602                      71,264                     67,914
       plant and equipment
-----------------------------------------------------------------------------------------------------------------------------
   *3. Collateralized assets and secured obligations
        Property, plant and equipment                      398                         388                        393
        Obligations secured by the above                    31                          17                         24
-----------------------------------------------------------------------------------------------------------------------------
   *4. Accumulated other comprehensive income (loss)
        Foreign currency translation                    (5,720)                     (4,393)                    (6,452)
         adjustments
        Net unrealized gains (loss) on                     746                       1,528                      1,574
         available-for-sale securities
        Minimum pension liability adjustments           (1,183)                          -                          -
-----------------------------------------------------------------------------------------------------------------------------
   5.  Net assets per share (in yen)                  2,542.41                    2,405.62                   2,236.97
-----------------------------------------------------------------------------------------------------------------------------

                           Advantest Corporation - Consolidated (FY2005 Interim)

Interim Consolidated Statements of Income

----------------------------------------------------------------------------------------------------------------------------
                                               FY2004 interim              FY2005 interim          Summarized statement of
                                                                                                      income of FY2004
                                           (April 1, 2004 through      (April 1, 2005 through      (April 1, 2004 through
                                             September 30, 2004)         September 30, 2005)           March 31, 2005)
----------------------------------------------------------------------------------------------------------------------------
                                 Notes        Amount      Percentage      Amount      Percentage      Amount      Percentage
                                         (in million yen)    (%)     (in million yen)    (%)     (in million yen)    (%)
----------------------------------------------------------------------------------------------------------------------------
 Net sales                                       146,589    100.0            107,099    100.0            239,439    100.0

 Cost of sales                                    68,238     46.6             51,714     48.3            115,994     48.4
                                                ---------                   ---------                   ---------
   Gross profit                                   78,351     53.4             55,385     51.7            123,445     51.6

 Research and development                         12,087      8.2             12,877     12.0             26,280     11.0
 expenses

 Selling, general and           Note 3            21,603     14.8             19,848     18.5             36,446     15.2
 administrative expenses
                                                ---------                   ---------                   ---------
   Operating income (loss)      Note 3            44,661     30.4             22,660     21.2             60,719     25.4

 Other income (expense):

   Interest and dividend                    212                         715                         597
   income

   Interest expense                        (225)                       (205)                       (441)

   Minority interests (loss)                (85)                          -                         (84)

   Other                                  1,522    1,424      1.0     1,332    1,842      1.7     1,017    1,089      0.4
                                         ----------------            ----------------            ----------------
   Income (loss) before income
   taxes                        Note 3            46,085     31.4             24,502     22.9             61,808     25.8

 Income Taxes                                     18,271     12.4              9,888      9.3             23,730      9.9
                                                ---------                   ---------                   ---------
   Net income (loss)            Note 3            27,814     19.0             14,614     13.6             38,078     15.9
                                                ---------                   ---------                   ---------

----------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------
                                              FY2004 interim            FY2005 interim                FY2004
                                          (April 1, 2004 through    (April 1, 2005 through    (April 1, 2004 through
                                            September 30, 2004)      September 30, 2005)          March 31, 2005)
------------------------------------------------------------------------------------------------------------------------
                                 Notes            Amount                    Amount                    Amount
                                                 (in yen)                  (in yen)                  (in yen)
------------------------------------------------------------------------------------------------------------------------
  Net income per share
    Basic                       Note 3            282.96                    158.06                     389.54
    Diluted                     Note 3            282.37                    157.51                     388.51
------------------------------------------------------------------------------------------------------------------------

                           Advantest Corporation - Consolidated (FY2005 Interim)

Interim Consolidated Statements of Stockholders' Equity

------------------------------------------------------------------------------------------------------------------------
                                                FY2004 interim           FY2005 interim      Statement of stockholders'
                                                                                                 equity of FY2004
                                            (April 1, 2004 through   (April 1, 2005 through   (April 1, 2004 through
                                              September 30, 2004)      September 30, 2005)         March 31, 2005)
------------------------------------------------------------------------------------------------------------------------
                                                     Amount                  Amount                    Amount
                                     Notes      (in million yen)        (in million yen)          (in million yen)
------------------------------------------------------------------------------------------------------------------------
  Common stock :

    Balance at beginning of period                    32,363                  32,363                    32,363
                                           -------------------------------------------------------------------------

    Balance at end of period                          32,363                  32,363                    32,363
                                           -------------------------------------------------------------------------
  Capital surplus :                  Note 3

    Balance at beginning of period                    32,973                  35,263                    32,973

    Stock option compensation expense                    759                     755                     2,290
                                           -------------------------------------------------------------------------
    Balance at end of period                          33,732                  36,018                    35,263
                                           -------------------------------------------------------------------------
  Retained earnings :                Note 3

    Balance at beginning of period                   177,404                 210,121                   177,404

    Net income (loss)                                 27,814                  14,614                    38,078

    Cash dividends                                    (2,458)                 (2,311)                   (4,915)

    Loss on disposal of treasury stock                   (99)                   (211)                     (446)
                                           -------------------------------------------------------------------------
    Balance at end of period                         202,661                 222,213                   210,121
                                           -------------------------------------------------------------------------
  Accumulated other comprehensive
  income (loss) :

    Balance at beginning of period                     (8,061)                (4,878)                   (8,061)

    Other comprehensive income                          1,904                  2,013                     3,183
    (loss), net of tax
                                           -------------------------------------------------------------------------
    Balance at end of period                           (6,157)                (2,865)                   (4,878)
                                           -------------------------------------------------------------------------
  Treasury stock :

    Balance at beginning of period                    (12,911)               (66,120)                  (12,911)

    Treasury stock purchased                              (11)                   (14)                  (54,513)

    Exercise of stock options                             249                  1,006                     1,302

    Treasury stock sold                                     2                      1                         2
                                           -------------------------------------------------------------------------
    Balance at end of period                          (12,671)               (65,127)                  (66,120)
                                           -------------------------------------------------------------------------
      Total stockholders' equity                      249,928                222,602                   206,749
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
  Disclosure of comprehensive        Note 3
  income (loss):
    Net income (loss)                                  27,814                 14,614                    38,078

    Other comprehensive income (loss),                  1,904                  2,013                     3,183
    net of tax
                                           -------------------------------------------------------------------------
    Total comprehensive income (loss)                  29,718                 16,627                    41,261
--------------------------------------------------------------------------------------------------------------------

                           Advantest Corporation - Consolidated (FY2005 Interim)

Interim Consolidated Statements of Cash Flows

----------------------------------------------------------------------------------------------------------------------------------
                                                       FY2004 interim               FY2005 interim        Summarized statement of
                                                                                                            cash flows of FY2004
                                                   (April 1, 2004 through        (April 1, 2005 through   (April 1, 2004 through
                                                     September 30, 2004)          September 30, 2005)        March 31, 2005)
----------------------------------------------------------------------------------------------------------------------------------
                                                             Amount                       Amount                    Amount
                                                        (in million yen)             (in million yen)          (in million yen)
----------------------------------------------------------------------------------------------------------------------------------
I   Cash flows from operating activities:

      Net income (loss)                                       27,814                     14,614                   38,078

      Adjustments to reconcile net income (loss) to net cash provided by operating activities:

        Depreciation and amortization                          4,035                      3,962                    8,285

        Deferred income taxes                                 13,081                       (679)                  13,540

        Stock option compensation expense                        759                        755                    2,290

        Decrease (increase) in trade accounts                 (8,544)                    (1,826)                  20,953
        receivable

        Decrease (increase) in inventories                    17,171                     (4,670)                  20,218

        Increase (decrease) in trade accounts                (14,455)                     5,805                  (16,375)
        payable

        Increase (decrease) in income taxes payable            1,074                      1,792                    3,311

        Increase (decrease) in accrued expenses                 (196)                    (2,864)                   4,445

        Increase (decrease) in accrued warranty                1,625                         50                      969
        expenses

        Increase (decrease) in deferred revenue                 (514)                     2,268                   (2,456)

        Increase (decrease) in accrued pension and               876                       (243)                  (3,409)
        severance cost

        Other                                                  1,819                     (2,166)                     478
                                                    ------------------------------------------------------------------------------
          Net cash provided by operating activities           44,545                     16,798                   90,327
                                                    ------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

                           Advantest Corporation - Consolidated (FY2005 Interim)

----------------------------------------------------------------------------------------------------------------------------------
                                                       FY2004 interim               FY2005 interim        Summarized statement of
                                                                                                            cash flows of FY2004
                                                   (April 1, 2004 through        (April 1, 2005 through   (April 1, 2004 through
                                                     September 30, 2004)          September 30, 2005)        March 31, 2005)
----------------------------------------------------------------------------------------------------------------------------------
                                                             Amount                       Amount                    Amount
                                                        (in million yen)             (in million yen)          (in million yen)
----------------------------------------------------------------------------------------------------------------------------------
II  Cash flows from investing activities:

      Proceeds from sale of available-for-sale                   634                      2,964                      1,428
      marketable securities

      Proceeds from sale of non-marketable                        45                          -                         50
      securities

      Purchases of non-marketable securities                       -                     (1,900)                         -

      Proceeds from sale of property, plant and                   31                        190                        132
      equipment

      Purchases of intangible assets                            (204)                      (238)                      (470)

      Purchases of property, plant and equipment              (4,818)                    (3,776)                    (8,738)

      Other                                                     (996)                       (58)                      (652)
                                                    ------------------------------------------------------------------------------
        Net cash used in investing activities                 (5,308)                    (2,818)                    (8,250)
                                                    ------------------------------------------------------------------------------


III Cash flows from financing activities:
      Principal payments on long-term debt                       (21)                       (21)                    (4,543)

      Proceeds from sale of treasury stock                         -                        796                        939

      Payments to acquire treasury stock                          (7)                       (12)                   (54,511)

      Dividends paid                                          (2,453)                    (2,307)                    (4,907)

      Other                                                      226                         13                        (14)
                                                    ------------------------------------------------------------------------------
        Net cash used in financing activities                 (2,255)                    (1,531)                   (63,036)
                                                    ------------------------------------------------------------------------------
IV  Net effect of exchange rate changes on cash                1,783                      1,791                        799
     and cash equivalents
                                                    ------------------------------------------------------------------------------
V   Net change in cash and cash equivalents                   38,765                     14,240                     19,840

VI  Cash and cash equivalents at beginning of                101,146                    120,986                    101,146
    period
                                                    ------------------------------------------------------------------------------
VII Cash and cash equivalents at end of period               139,911                    135,226                    120,986
----------------------------------------------------------------------------------------------------------------------------------

                           Advantest Corporation - Consolidated (FY2005 Interim)

Organization of the Advantest Group
     The following diagram shows the business relationships among the major affiliated companies of the Advantest Group.

__________________________________________________________________________________________________________________________

   =====================================================================================================================
                                               Customers and Distributors
   =====================================================================================================================

        Sales and Support Companies
        ------------------------------------------------------------------------------------
        Advantest America, Inc.                                 Advantest Taiwan Inc.
        Advantest (Europe) GmbH                                 Advantest Korea Co., Ltd.
        Advantest (Singapore) Pte. Ltd.                         Advantest (Suzhou) Co., Ltd.
        ------------------------------------------------------------------------------------

Development, manufacturing and sales            Manufacturing Company                  Service Companies
 companies
 ------------------------------------           --------------------------              -----------------------------------
  Japan Engineering Co., Ltd                     Advantest Engineering                  Advantest Customer Support
  Advantest Kyushu Systems Co., Ltd              (M)Sdn. Bhd.                           Corporation
                                                                                        Advantest Finance Inc.
                                                                                        Electronic Retrofit Corporation.
                                                                                        Advantest Logistics Co., Ltd.
                                                                                        Advanfacilities Co., Ltd.
                                                                                        Advantest Technical Information
                                                                                          Service Corporation
                                                                                        Advantest Laboratories Co., Ltd.
                                                                                        Advantest Staff Resource
                                                                                          Corporation
                                                                                        Advantest Media Service Corporation
                                                                                        Advantest Information Systems, Inc.
 ------------------------------------           --------------------------              -----------------------------------



   =====================================================================================================================
                                                 Advantest Corporation
   =====================================================================================================================

Manufacturing Company                           Manufacturing Companies                Research and Development Companies

 ------------------------------------           --------------------------              ----------------------------------
 Advantest Manufacturing, Inc.                   Advanmechatec Co., Ltd.                 Advantest Laboratories Co., Ltd.
                                                 Advantest DI Corporation                Advantest Europe R&D S.A.R.L.
 ------------------------------------           --------------------------              ----------------------------------

Development companies
------------------------------------
 Advansoft Development
   Corporation
 Advantest Tokyo Systems Co., Ltd.
 Advantest Tohoku Systems Co., Ltd.
 Advantest Kansai Systems Co., Ltd.
 Advantest America R&D Center,
   Inc.
------------------------------------


   _____________________________________________________________________________________________________________________

   Semi-Conductor and Component Test System             Mechatronics System                Services, Support and Others
   _____________________________________________________________________________________________________________________


________________________________________________________________________________________________________________________

There are 11 other consolidated subsidiaries in addition to those mentioned in the above diagram. Consolidated subsidiaries (23 domestic; 17 overseas; 40 total)
---: Main flow of products and services

Notes to the Interim Consolidated Financial Statements

(Note 1) Accounting Principles, Procedures and the Presentation of the Interim Consolidated Financial Statements

(a) Terminology, Form and Method of Preparation of the Interim Consolidated Financial Statements

     Advantest prepares these interim consolidated financial statements in accordance with the accounting principles, procedures, terminology, form and mode of preparation required in the U.S. in connection with its issuance of American Depository Shares as established under Accounting Research Bulletins ("ARB"), Accounting Principles Board ("APB") statements, Statements of Financial Accounting Standards ("SFAS") and other relevant sources (collectively "U.S. GAAP"). However, Advantest Corporation and its consolidated subsidiaries prepare their unconsolidated financial statements in accordance with accounting principles generally accepted in the country of their domicile. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to present them in conformity with accounting principles generally accepted in the U.S.

(b) The Preparation of Consolidated Financial Statements and Registration with the U.S. Securities and Exchange Commission

     Advantest Corporation began listing on the New York Stock Exchange on September 17, 2001 (local time) by means of an issuance of American Depository Shares, and is registered with the U.S. Securities and Exchange Commission on Form 20-F (equivalent to the Annual Securities Report in Japan) since FY2001. In connection with the registration on Form 20-F, Advantest prepares its consolidated financial statements in accordance with U.S. GAAP.

(c)  Scope of Consolidation and Application of the Equity Method

     Advantest's interim consolidated financial statements include financial statements of Advantest Corporation and its majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

     The following table sets forth the number of consolidated subsidiaries and equity method affiliates of Advantest:


---------------------------------------------------------------------------------------------------------------
                               FY 2005 Interim                FY 2004                     Increase (decrease)
                               (As of September 30, 2005)     (As of March 31, 2005)
---------------------------------------------------------------------------------------------------------------
                Domestic       23                             22                          1
                -----------------------------------------------------------------------------------------------
                Overseas       17                             17                          0
                -----------------------------------------------------------------------------------------------
Consolidated subsidiaries      40                             39                          1
---------------------------------------------------------------------------------------------------------------
Equity method affiliates       -                              -                           -
---------------------------------------------------------------------------------------------------------------
Total                          40                             39                          1
---------------------------------------------------------------------------------------------------------------


Changes in the scope of consolidation:
Newly included (1):    Advantest Technology Solutions Corporation *1

*1 Advantest Technology Solutions Corporation was established on July 1, 2005 as a subsidiary to conduct semiconductor design validation system business.

(Note 2) Summary of Significant Accounting Policies and Practices

         There was no change in accounting policies and practices.

(Note 3) Restatement of the Interim Consolidated Financial Statements for the Previous Interim Period

         Advantest measures its stock-based compensation cost based on the fair value method as defined in SFAS No.123 (revised 2004) ("No.123R") Share-Based Payment, and recognized such cost as an expense in the statements of income. Advantest has retrospectively applied this accounting method effective April 1, 2004 by using the "modified retrospective" approach prescribed by the said statement in the fiscal year ended March 2005.

         The SFAS No. 123R Share-Based Payment was released after Advantest filed its interim report. For this reason, until the previous interim consolidated period, Advantest accounted for its stock-based compensation cost based on the intrinsic value method prescribed by Accounting Principle Board Opinion No.25, "Accounting for Stock Issued to Employees" and related interpretations as allowed under the SFAS No.123 "Accounting for Stock-Based Compensation". Advantest had not recognized its stock-based compensation cost in the statements of income for the previous interim fiscal period. As such, in connection with the retrospective application of the SFAS No.123R Share-Based Payment effective April 1, 2004, the interim consolidated financial statements for the previous interim period have been restated.

         Due to the restatement made to the interim consolidated financial statements for the previous interim period, selling, general and administrative expense increased by (Y)759 million. Operating income, net income before income taxes and interim net income for the previous decreased by the same amount. Basic interim net income per share decreased by (Y)7.72, and diluted net income per share decreased by (Y)7.70. Capital surplus increased and retained earnings decreased by (Y)759 million in the interim consolidated balance sheet at the end of the previous interim. Comprehensive income for the previous interim period decreased by the same amount accordingly. Due to a decrease of (Y)759 million in interim net income, the interim consolidated cash flow statement for the previous interim period has been restated as well.

         The impacts on the segment information have been discussed in the notes to the segment information.

         A fair value for stock options is calculated based on the Black-Scholes Option Pricing Model.

         Stock-based compensation expenses recognized are (Y)2,290 million in FY 2004, and (Y)755 million in FY 2005 Interim.

         A weighted average fair value per share for stock options that were granted in FY 2004 Interim and FY 2005 Interim were (Y)2,991 and (Y)2,930, respectively. These figures were calculated based on the Black-Scholes Option Pricing Model by using the following weighted average estimates.

                                       FY 2004 Interim         FY 2005 Interim
                                 -----------------------------------------------
Expected dividend yield                  0.6%                       0.5%
Risk free interest rate                  0.6%                       0.7%
Volatility                              56.6%                       51.1%
Expected life                           4 years                     4 years

(Note 4) Investment Securities

         Investment securities consist of equity securities. As of September 30, 2004, September 30, 2005 and March 31, 2005, with respect to marketable securities, aggregate fair value is (Y)4,287 million, (Y)4,344 million and
(Y)6,328 million, cost of (Y)3,177 million, (Y)1,784 million and (Y)3,803 million, gross unrealized gains, which are based on the specific-identification method, is (Y)1,440 million, (Y)2,560 million and (Y)2,516 million, gross unrealized losses as of September 30, 2004 is (Y)319 million yen.

         For FY 2004 interim, FY 2005 interim and FY 2004, gross realized gains were (Y)629 million, (Y)934 million and (Y)934 million. Gross realized gains and losses are principally included in "Other Income (expense)" in the interim consolidated statements of income and consolidated statements of income, as well as "other" of cash flows from operating activities in the interim consolidated statements of cash flows and the consolidated statements of cash flows.

         Advantest maintains long-term investment securities, included in marketable securities and other investments, issued by nonpublic companies, which are recorded at cost and periodically assess for impairment.

(Note 5) Basic and diluted net income (loss) per share

Basic and diluted net income (loss) per share was computed as follows:

                                                        FY 2004 Interim
                                                        ---------------
Numerator
Net Income                                               27,814  million yen

Denominator
Basic weighted average shares                        98,295,932  shares
Dilutive effect of exercise of stock options
  and warrants                                          206,598  shares



Diluted weighted average shares                      98,502,530  shares



                                                        FY 2005 Interim
                                                        ---------------
Numerator
Net Income                                               14,614  million yen

Denominator
Basic weighted average shares                        92,458,229  shares
Dilutive effect of exercise of stock options            320,756  shares

Diluted weighted average shares                      92,778,985
                                                                 shares



                                                        FY 2004
                                                        -------
Numerator
Net Income                                               38,078  million yen
Denominator
Basic weighted average shares                        97,750,345  shares
Dilutive effect of exercise of stock options
   and warrants                                         260,394  shares


                                                     98,010,739  shares
Diluted weighted average shares

At September 30, 2004, September 30, 2005 and March 31, 2005, stock options and warrants representing, upon exercise, 1,799,500 shares, 7,000 shares and 7,000 shares, respectively, were outstanding but were not included in the computation for the interim net income per share (diluted) because the foregoing did not have any dilutive effect.

                           Advantest Corporation - Consolidated (FY2005 Interim)

(Segment Information)
1. Business Segment Information

------------------------------------------------------------------------------------------------------------------------------------
                                                 FY2004 interim                FY2005 interim                    FY2004
                                             (April 1, 2004 through        (April 1, 2005 through        (April 1, 2004 through
                                               September 30, 2004)           September 30, 2005)             March 31, 2005)
------------------------------------------------------------------------------------------------------------------------------------
                                               Amount (in     Percentage     Amount (in     Percentage     Amount (in     Percentage
                                              million yen)       (%)        million yen)       (%)        million yen)       (%)
------------------------------------------------------------------------------------------------------------------------------------
Semiconductor  Sales to unaffiliated             107,920        95.4            78,244        96.8           173,938        96.3
  and               customers
Component
  Test         Intersegment sales                  5,252         4.6             2,588         3.2             6,747         3.7
System
--------
               ---------------------------------------------------------------------------------------------------------------------
         Net sales                               113,172       100.0            80,832       100.0           180,685       100.0
         ---------------------------------------------------------------------------------------------------------------------------
         Operating expenses                       75,382        66.6            59,829        74.0           130,061        72.0
         ---------------------------------------------------------------------------------------------------------------------------
         Operating income (loss)                  37,790        33.4            21,003        26.0            50,624        28.0
         ---------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Mechatronics                                      27,794        98.9            20,320        99.2            45,821        98.8
System         Sales to unaffiliated customers
--------
               Intersegment sales                    306         1.1               161         0.8               574         1.2
               ---------------------------------------------------------------------------------------------------------------------
         Net sales                                28,100       100.0            20,481       100.0            46,395       100.0
         ---------------------------------------------------------------------------------------------------------------------------
         Operating expenses                       18,150        64.6            15,890        77.6            32,733        70.6
         ---------------------------------------------------------------------------------------------------------------------------
         Operating income (loss)                   9,950        35.4             4,591        22.4            13,662        29.4
         ---------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

Services,      Sales to unaffiliated customers    10,875       100.0             8,535       100.0            19,680       100.0
Support
and            Intersegment sales                      -           -                 -           -                 -           -
Others
--------
               ---------------------------------------------------------------------------------------------------------------------
         Net sales                                10,875       100.0             8,535       100.0            19,680       100.0
         ---------------------------------------------------------------------------------------------------------------------------
         Operating expenses                       10,110        93.0             6,585        77.2            16,278        82.7
         ---------------------------------------------------------------------------------------------------------------------------
         Operating income (loss)                     765         7.0             1,950        22.8             3,402        17.3
         ---------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Elimination    Sales to unaffiliated customers         -           -                 -           -                 -           -
and
Corporate      Intersegment sales                 (5,558)      100.0            (2,749)      100.0            (7,321)      100.0
--------
               ---------------------------------------------------------------------------------------------------------------------
         Net sales                                (5,558)      100.0            (2,749)      100.0            (7,321)      100.0
         ---------------------------------------------------------------------------------------------------------------------------
         Operating expenses                       (2,473)          -             1,380           -               675           -
         ---------------------------------------------------------------------------------------------------------------------------
         Operating income (loss)                  (3,085)          -            (4,129)          -            (7,996)          -
         ---------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Consolidated   Sales to unaffiliated customers   146,589       100.0           107,099       100.0           239,439       100.0
--------
               Intersegment sales                      -           -                 -           -                 -           -
               ---------------------------------------------------------------------------------------------------------------------
         Net sales                               146,589       100.0           107,099       100.0           239,439       100.0
         ---------------------------------------------------------------------------------------------------------------------------
         Operating expenses                      101,169        69.0            83,684        78.1           179,747        75.1
         ---------------------------------------------------------------------------------------------------------------------------
         Operating income (loss)                  45,420        31.0            23,415        21.9            59,692        24.9
         ---------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
(Notes)

1. Adjustments to operating income (loss) included in Corporate mainly consist of research and development expenses for basic research activities, which are not allocated to corporate general administrative expenses and segment by business sector.

2. Stock option compensation expense of (Y)759 million and (Y)755 million in FY2004 interim and FY2005 interim, respectively are not included in operating income in the business segment information. Operating income in the business segment information for FY 2004 does not include the temporary profit of (Y)3,317 million which arose from a return of the substitutional portion of its Employee's Pension Fund Plans and the stock option compensation expense of (Y)2,290 million. Therefore these operating income do not match with the operating income in the consolidated statements of income and the interim consolidated statements of income. Such exclusion was made since such items are not included in the performance review of each business segment by management.



2. Geographic Segment Information (Based on Location of Customers) Net sales to unaffiliated customers

------------------------------------------------------------------------------------------------------------------------------------
                                                   FY2004 interim                FY2005 interim                    FY2004
                                               (April 1, 2004 through        (April 1, 2005 through        (April 1, 2004 through
                                                 September 30, 2004)           September 30, 2005)             March 31, 2005)
------------------------------------------------------------------------------------------------------------------------------------
                                               Amount (in     Percentage     Amount (in     Percentage     Amount (in     Percentage
                                              million yen)       (%)        million yen)       (%)        million yen)       (%)
------------------------------------------------------------------------------------------------------------------------------------
   Americas                                       13,494         9.2           11,452        10.7            23,024         9.6
   ---------------------------------------------------------------------------------------------------------------------------------
   Europe                                          7,557         5.2            7,117         6.6            12,270         5.1
   ---------------------------------------------------------------------------------------------------------------------------------
   Asia                                           87,869        59.9           53,923        50.4           144,120        60.2
   ---------------------------------------------------------------------------------------------------------------------------------
      Total Overseas                             108,920        74.3           72,492        67.7           179,414        74.9
   ---------------------------------------------------------------------------------------------------------------------------------
   Japan                                          37,669        25.7           34,607        32.3            60,025        25.1
   ---------------------------------------------------------------------------------------------------------------------------------
      Consolidated                               146,589       100.0          107,099       100.0           239,439       100.0
------------------------------------------------------------------------------------------------------------------------------------

               Advantest Corporation - Supplemental Information (FY2005 Interim)



Supplemental Information to the FY2005 Interim Earnings Digest
           *All consolidated figures were prepared in accordance with U.S. GAAP.

1. Summary of FY2005 Interim Results (April 1, 2005 through September 30, 2005)

   (Consolidated)                                                                            (Rounded to the nearest million yen)
   ---------------------------------------------------------------------------------------------------------------------------------
                                                   FY2004 interim         FY2005 interim      Percentage change (%)       FY2004
   =================================================================================================================================
   Net sales                                              146,589                107,099                     (26.9)      239,439
   ---------------------------------------------------------------------------------------------------------------------------------
   Operating income (loss)                                 44,661                 22,660                     (49.3)       60,719
   ---------------------------------------------------------------------------------------------------------------------------------
   Income (loss) before income taxes                       46,085                 24,502                     (46.8)       61,808
   ---------------------------------------------------------------------------------------------------------------------------------
   Net income (loss)                                       27,814                 14,614                     (47.5)       38,078
   ---------------------------------------------------------------------------------------------------------------------------------
   Total assets                                           349,951                320,069                      (8.5)      296,769
   ---------------------------------------------------------------------------------------------------------------------------------
   Stockholders' equity                                   249,928                222,602                     (10.9)      206,749
    --------------------------------------------------------------------------------------------------------------------------------
   Net income (loss) per share (basic) (in yen)            282.96                 158.06                     (44.1)       389.54
   ---------------------------------------------------------------------------------------------------------------------------------
   Net income (loss) per share (diluted) (in yen)          282.37                 157.51                     (44.2)       388.51
   ---------------------------------------------------------------------------------------------------------------------------------
   Stockholders' equity per share (in yen)               2,542.41               2,405.62                      (5.4)     2,236.97
   ---------------------------------------------------------------------------------------------------------------------------------
   Net interest expense                                       (13)                   510                         -           156
   ---------------------------------------------------------------------------------------------------------------------------------
   ROE(%)                                                       -                      -                         -          17.8
   ---------------------------------------------------------------------------------------------------------------------------------

   (Non-Consolidated) (Parent Company only, Japanese GAAP)                                      (Truncated after the million yen)
   ---------------------------------------------------------------------------------------------------------------------------------
                                                   FY2004 interim         FY2005 interim      Percentage change (%)       FY2004
   =================================================================================================================================
   Net sales                                              121,065                101,484                     (16.2)     203,315
   ---------------------------------------------------------------------------------------------------------------------------------
   Operating income (loss)                                 28,346                 21,161                     (25.3)      41,910
   ---------------------------------------------------------------------------------------------------------------------------------
   Income (loss) before income taxes                       30,185                 24,589                     (18.5)      43,365
   ---------------------------------------------------------------------------------------------------------------------------------
   Net income (loss)                                       18,684                 16,524                     (11.6)      28,421
   ---------------------------------------------------------------------------------------------------------------------------------
   Total assets                                           286,780                255,783                     (10.8)     238,109
   ---------------------------------------------------------------------------------------------------------------------------------
   Stockholders' equity                                   204,749                173,999                     (15.0)     159,074
   ---------------------------------------------------------------------------------------------------------------------------------
   Net income (loss) per share (in yen)                    190.09                 178.72                      (6.0)      288.68
   ---------------------------------------------------------------------------------------------------------------------------------
   Stockholders' equity per share (in yen)                2082.83               1,880.38                      (9.7)    1,718.95
   ---------------------------------------------------------------------------------------------------------------------------------
   Dividends per share (in yen)                             25.00                  25.00                         -        50.00
   ---------------------------------------------------------------------------------------------------------------------------------

2. Consolidated Net Sales by Business and Geographic Segment                                 (Rounded to the nearest million yen)
   ---------------------------------------------------------------------------------------------------------------------------------
   By Business Segment                             FY2004 interim         FY2005 interim      Percentage change (%)       FY2004
   =================================================================================================================================
       Semiconductor and Component                        113,172                 80,832                     (28.6)     180,685
       Test System
   ---------------------------------------------------------------------------------------------------------------------------------
       Mechatronics System                                 28,100                 20,481                     (27.1)      46,395
   ---------------------------------------------------------------------------------------------------------------------------------
       Services, Support and Others                        10,875                  8,535                     (21.5)      19,680
   ---------------------------------------------------------------------------------------------------------------------------------
       Intercompany transactions elimination               (5,558)                (2,749)                        -       (7,321)
   ---------------------------------------------------------------------------------------------------------------------------------
   Total net sales                                        146,589                107,099                     (26.9)     239,439
   ---------------------------------------------------------------------------------------------------------------------------------

   ---------------------------------------------------------------------------------------------------------------------------------
   By Geographic Segment                           FY2004 interim         FY2005 interim      Percentage change (%)       FY2004
   =================================================================================================================================
   Japan                                                  37,669                  34,607                      (8.1)      60,025
        ----------------------------------------------------------------------------------------------------------------------------
        Americas                                          13,494                  11,452                     (15.1)      23,024
        ----------------------------------------------------------------------------------------------------------------------------
        Europe                                             7,557                   7,117                      (5.8)      12,270
        ----------------------------------------------------------------------------------------------------------------------------
        Asia                                              87,869                  53,923                     (38.6)     144,120
   ---------------------------------------------------------------------------------------------------------------------------------
   Total overseas                                        108,920                  72,492                     (33.4)     179,414
   ---------------------------------------------------------------------------------------------------------------------------------

                           Advantest Corporation - Consolidated (FY2005 Interim)



3. Consolidated Orders input received and Orders backlog by Business Segment                 (Rounded to the nearest million yen)
   ---------------------------------------------------------------------------------------------------------------------------------
   Orders input received                           FY2004 interim         FY2005 interim      Percentage change (%)       FY2004
   =================================================================================================================================
        Semiconductor and Component                       96,156                  93,732                      (2.5)     171,079
        Test System
        ----------------------------------------------------------------------------------------------------------------------------
        Mechatronics System                               24,631                  21,652                     (12.1)      43,833
        ----------------------------------------------------------------------------------------------------------------------------
        Services, Support and Others                      10,026                   9,051                      (9.7)      19,117
        ----------------------------------------------------------------------------------------------------------------------------
        Intercompany transactions elimination             (5,569)                 (2,849)                        -       (6,547)
        ----------------------------------------------------------------------------------------------------------------------------
   Total orders input received                           125,244                 121,586                      (2.9)     227,482
   ---------------------------------------------------------------------------------------------------------------------------------

   ---------------------------------------------------------------------------------------------------------------------------------
   Orders backlog                                  FY2004 interim         FY2005 interim      Percentage change (%)       FY2004
   =================================================================================================================================
        Semiconductor and Component                       24,636                  44,946                      82.4       32,046
        Test System
        ----------------------------------------------------------------------------------------------------------------------------
        Mechatronics System                                5,753                   7,831                      36.1        6,660
        ----------------------------------------------------------------------------------------------------------------------------
        Services, Support and Others                         563                   1,364                     142.3          848
        ----------------------------------------------------------------------------------------------------------------------------
        Intercompany transactions elimination               (801)                   (116)                        -          (16)
        ----------------------------------------------------------------------------------------------------------------------------
   Total orders backlog                                   30,151                  54,025                      79.2       39,538
   ---------------------------------------------------------------------------------------------------------------------------------

(Note) The amount of orders input received for any given period consists of the sum of the revenues for such period and the amount of backlog at the end of such period less the backlog at the beginning of such period. Orders input received are recorded upon receipt of a written customer order.


4. Consolidated Cash Flows                                                                   (Rounded to the nearest million yen)
   ---------------------------------------------------------------------------------------------------------------------------------
                                                   FY2004 interim         FY2005 interim      Percentage change (%)       FY2004
   =================================================================================================================================
        Operating activities                              44,545                  16,798                     (62.3)      90,327
        ----------------------------------------------------------------------------------------------------------------------------
        Investing activities                              (5,308)                 (2,818)                        -       (8,250)
        ----------------------------------------------------------------------------------------------------------------------------
        (Free cash flows)                                 39,237                  13,980                     (64.4)      82,077
        ----------------------------------------------------------------------------------------------------------------------------
        Financing activities                              (2,255)                 (1,531)                        -      (63,036)
        ----------------------------------------------------------------------------------------------------------------------------
   Total cash flows                                       36,982                  12,449                     (66.3)      19,041
------------------------------------------------------------------------------------------------------------------------------------
   Cash and cash equivalents at end of period            139,911                 135,226                      (3.3)     120,986
------------------------------------------------------------------------------------------------------------------------------------


5. Consolidated Outstanding Interest-bearing liabilities                                      (Rounded to the nearest million yen)
   ---------------------------------------------------------------------------------------------------------------------------------
                                                   FY2004 interim         FY2005 interim      Percentage change (%)       FY2004
   =================================================================================================================================
        Bonds and warrant bonds                           24,500                  20,000                     (18.4)      20,000
        ----------------------------------------------------------------------------------------------------------------------------
        Loans and lease obligations                          126                      89                     (29.2)          97
        ----------------------------------------------------------------------------------------------------------------------------
   Total interest-bearing liabilities                     24,626                  20,089                     (18.4)      20,097
------------------------------------------------------------------------------------------------------------------------------------


6. Consolidated Capital Expenditure, Depreciation and Amortization and Research and Development Expenses

                                                                                             (Rounded to the nearest million yen)
   ---------------------------------------------------------------------------------------------------------------------------------
                                                   FY2004 interim         FY2005 interim      Percentage change (%)       FY2004
   =================================================================================================================================
   Capital expenditures                                    5,194                   3,701                     (28.7)        9,348
   ---------------------------------------------------------------------------------------------------------------------------------
   Depreciation and amortization                           4,035                   3,962                      (1.8)        8,285
   ---------------------------------------------------------------------------------------------------------------------------------
   Research and development expenses                      12,087                  12,877                       6.5        26,280
   ---------------------------------------------------------------------------------------------------------------------------------


7. Number of Employees (Advantest Corporation and Consolidated Subsidiaries)                                            (Persons)
   ---------------------------------------------------------------------------------------------------------------------------------
                                                   FY2004 interim         FY2005 interim      Percentage change (%)       FY2004
   =================================================================================================================================
   Non-Consolidated (Parent Company only)                  1,450                   1,455                       0.3         1,433
   ---------------------------------------------------------------------------------------------------------------------------------
        Domestic                                           1,355                   1,347                      (0.6)        1,350
        ----------------------------------------------------------------------------------------------------------------------------
        Overseas                                             770                     785                       1.9           782
        ----------------------------------------------------------------------------------------------------------------------------
   Consolidated Subsidiaries total                         2,125                   2,132                       0.3         2,132
   ---------------------------------------------------------------------------------------------------------------------------------
   Consolidated full-time employee total                   3,575                   3,587                       0.3         3,565
   ---------------------------------------------------------------------------------------------------------------------------------

               Advantest Corporation - Supplemental Information (FY2005 Interim)

8. Supplemental Segment Information

Segment Information by geographic area (Based on Location of Advantest and its Subsidiaries)

                                                                                             (Rounded to the nearest million yen)
------------------------------------------------------------------------------------------------------------------------------------
                                             FY2004 interim                      FY2005 interim                    FY2004

                                   (April 1, 2004                      (April 1, 2005                 (April 1, 2004
                                      through          Percentage          through      Percentage         through      Percentage
                                 September 30, 2004)      (%)       September 30, 2005)    (%)         March 31, 2005)      (%)
------------------------------------------------------------------------------------------------------------------------------------
Japan        Sales to unaffiliated           60,205          -            54,121           -                110,095             -
             customers

             Intersegment sales              64,367          -            53,079           -                101,609             -
             -----------------------------------------------------------------------------------------------------------------------
       Net sales                            124,572      100.0           107,200       100.0                211,704         100.0
       -----------------------------------------------------------------------------------------------------------------------------
       Operating expenses                    89,910       72.2            79,295        74.0                160,283          75.7
       -----------------------------------------------------------------------------------------------------------------------------
       Operating income (loss)               34,662       27.8            27,905        26.0                 51,421          24.3
       -----------------------------------------------------------------------------------------------------------------------------


Americas     Sales to unaffiliated           38,685          -            28,257           -                 55,877             -
             customers

             Intersegment sales               1,224          -             1,558           -                  2,601             -
             -----------------------------------------------------------------------------------------------------------------------
       Net sales                             39,909      100.0            29,815       100.0                 58,478         100.0
       -----------------------------------------------------------------------------------------------------------------------------
       Operating expenses                    34,380       86.1            28,071        94.2                 54,388          93.0
       -----------------------------------------------------------------------------------------------------------------------------
       Operating income (loss)                5,529       13.9             1,744         5.8                  4,090           7.0
       -----------------------------------------------------------------------------------------------------------------------------

Europe       Sales to unaffiliated            8,754          -             6,982           -                 16,307             -
             customers

             Intersegment sales                 449          -               665           -                    934             -
             -----------------------------------------------------------------------------------------------------------------------
       Net sales                              9,203      100.0             7,647       100.0                 17,241         100.0
       -----------------------------------------------------------------------------------------------------------------------------
       Operating expenses                     7,634       83.0             7,007        91.6                 15,333          88.9
       -----------------------------------------------------------------------------------------------------------------------------
       Operating income (loss)                1,569       17.0               640         8.4                  1,908          11.1
       -----------------------------------------------------------------------------------------------------------------------------

Asia         Sales to unaffiliated           38,945          -            17,739           -                 57,160             -
             customers

             Intersegment sales               3,843          -             3,552           -                  7,523             -
             -----------------------------------------------------------------------------------------------------------------------
       Net sales                             42,788      100.0            21,291       100.0                 64,683         100.0
       -----------------------------------------------------------------------------------------------------------------------------
       Operating expenses                    36,934       86.3            19,402        91.1                 56,621          87.5
       -----------------------------------------------------------------------------------------------------------------------------
       Operating income (loss)                5,854       13.7             1,889         8.9                  8,062          12.5
       -----------------------------------------------------------------------------------------------------------------------------

Elimination  Sales to unaffiliated
and          customers                            -          -                 -           -                      -             -
Corporate

             Intersegment sales            (69,883)          -          (58,854)           -              (112,667)             -
             -----------------------------------------------------------------------------------------------------------------------
       Net sales                           (69,883)          -          (58,854)           -              (112,667)             -
       -----------------------------------------------------------------------------------------------------------------------------
       Operating expenses                  (66,930)          -          (49,336)           -              (107,905)             -
       -----------------------------------------------------------------------------------------------------------------------------
       Operating income (loss)              (2,953)          -           (9,518)           -                (4,762)             -
       -----------------------------------------------------------------------------------------------------------------------------

Consolidated Sales to unaffiliated          146,589          -           107,099           -                239,439             -
             customers

             Intersegment sales                   -          -                 -           -                      -             -
             -----------------------------------------------------------------------------------------------------------------------
       Net sales                            146,589      100.0           107,099       100.0                239,439         100.0
       -----------------------------------------------------------------------------------------------------------------------------
       Operating expenses                   101,928       69.5            84,439        78.8                178,720          74.6
       -----------------------------------------------------------------------------------------------------------------------------
       Operating income (loss)               44,661       30.5            22,660        21.2                 60,719          25.4
       -----------------------------------------------------------------------------------------------------------------------------

(Note) Adjustments to operating income (loss) included in Corporate mainly consist of research and development expenses for basic research activities, which are not allocated to corporate general administrative expenses and segment by geographic area. In addition, during this interim period, stock option compensation expense of (Y)759 million and (Y)755 million in FY2004 interim and FY2005 interim, respectively are included in Corporate operating expenses. For FY2004, Corporate operating expenses include the temporary profit of
(Y)3,317 million which arose from a return of the substitutional portion of its Employee's Pension Fund Plans and the stock option compensation expense of
(Y)2,290 million.